Exhibit 21

Subsidiaries of Derma Sciences, Inc.

Legal Name	Trade Name	State/Province of Incorporation

Dumex Medical Canada Inc.	Dumex Medical Canada Inc.	Ontario, Canada
Sunshine Products, Inc.	Sunshine Products, Inc.	Missouri, United States